One Silk Street London EC2Y 8HQ Telephone (44-20) 7456 2000 Facsimile (44-20) 7456 2222 DX Box Number 10 CDE Direct Line (44-20) 7456 3223 Direct Fax (44-20) 7456 2222 tom.shropshire@linklaters.com

Michael Pressman
Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

United States of America

July 6, 2006

By Facsimile and EDGAR

Dear Mr. Pressman:

Re:          Vodafone Group Public Limited Company
Schedule TO filed June 13, 2006, as amended
File No. 5-45853

We refer to the comment letter (the “Comment Letter”), dated June 28, 2006, of the staff (“Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) on the above referenced Schedule TO and amendments thereto (collectively, the “Schedule TO”) of Vodafone Group Public Limited Company (“Vodafone”).  On behalf our client, Vodafone, we have the following responses to the Staff’s comments.

For your convenience, each comment is repeated below, prior to the response.  Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the Shareholder Circular, dated June 13, 2006 (the “Circular”), included as Exhibit 99.(a)(1) to the ScheduleTO.

Schedule TO

General

1.                                       Please expand your disclosure to include a more detailed discussion of how the sale of fractional interests will occur. In addition, please explain why the aggregation and sale of your securities does not constitute a registerable event.

Response

We respectfully advise the Staff, that we do not believe the aggregation and sale of the fractional entitlements to the securities requires registration under the Securities Act of 1933, as amended (the “Securities Act”), because such aggregations and sales are exempt from registration by Section 4(1) of the Securities Act (with respect to any activity in the United States) and Regulation S thereunder (with respect to any activity outside of the United States).  With respect to the exemption from registration afforded by Section 4(1), we believe the transactions fall clearly within the safe harbor afforded by Rule 152a under the Securities Act.  With respect to the exemption from registration afforded by Regulation S, we believe that any aggregation and sale for non-US Shareholders satisfies the requirements of Rule 903 thereof.  Furthermore, we respectfully note that such transactions have also occurred in a number of previous “B Share” transactions without the need to register the aggregation and sale of fractional entitlements (see, e.g., Scottish Power plc (April 3, 2006); National Grid Transco PLC (June 4, 2005); Anglian Water Plc (August 21, 1998); Bass plc (January 8, 1998); Diageo plc (December 19, 1997); and Thorn PLC (June 18, 1997); see, generally concerning the aggregation and sale of fractional entitlements, the letters of Hanson PLC dated January 22, 1997, August 26, 1996, August 15, 1996 and April 21, 1995).

As a result of the foregoing, we do not believe that registration is required for the aggregation and sale of the fractional entitlements as set out in the Circular, nor do we believe that further disclosure in this regard is necessary in the Circular.  In particular, we note that the current level of disclosure is consistent with prior similar transactions and we do not believe that further disclosure would be materially beneficial to Shareholders or further clarify the manner by which the aggregation and sale will occur.

2.                                       Please discuss in your response letter with a view towards possible additional disclosure whether you intend to register the B Shares and Deferred Shares pursuant to Section 12.

Response

As discussed with the Staff during the drafting of Vodafone’s no-action request (the “No-Action Request”) prepared in the context of the Return of Capital, should the B Shares satisfy the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), Vodafone intends on registering such B Shares.  However, as discussed previously with the Staff, one of the premises of structuring the Return of Capital as it has been done, is to decrease the likelihood that any U.S. Shareholder or Holder of ADRs would become holders of such B Shares, either as part of the initial B Share issuance or through any post-transaction trading (since, as disclosed in the Circular, the B Shares will not be listed or traded on any stock market in the world).  As a result, while Vodafone intends to comply with the registration requirements of Section 12 in respect of the B Shares, we respectfully advise the Staff that we do not believe that there will be a need to register such securities due to the availability of Rule 12g3-2(a) under the Exchange Act.

Also as discussed with the Staff during the drafting of the No-Action Request, we do not believe that the Deferred Shares constitute “securities” within the meaning of Section 3(a)(10) of the Exchange Act or “equity securities” within the meaning of Section 3(a)(11) thereof.  As set out in the Circular, the Deferred Shares merely represent the vestige of a B Share once the 15 pence per B Share has been paid and only exist at all due to UK corporate law and accounting reasons.  The Deferred Shares confer no right to the income of Vodafone, confer no right to vote or attend any general meetings of Vodafone, essentially confer no right to Vodafone’s capital or surplus assets, have no market for trading and are virtually worthless.

Given these facts, we do not believe that the Deferred Shares constitute either a “security” or an “equity security” under the Exchange Act or that holders of such instruments require the protections that such Act affords. Hence, we do not believe that the Deferred Shares constitute securities required to be registered under Section 12 of the Exchange Act.

However, in the event the Staff does not necessarily concur in our analysis (for which we have not sought, and do not seek, confirmation), we understand that Vodafone intends to cancel the Deferred Shares in accordance with their terms shortly after the end of the Election Period and, as a result, no Deferred Shares are expected to exist at the time a requirement to register under Section 12 would otherwise exist.

3.                                       We note your statements on page 9 that participants in Vodafone Employee Share Plans are not beneficial owners of shares under the plans and will not receive B Shares. Please confirm whether such participants are record holders. Refer to Rule 13e-4(a)(6).

Response

In response to the Staff’s comment, we confirm that the Vodafone Employee Share plan participants are not record holders of the B Shares.

Questions and Answers

12.           Under what circumstances may the Return of Capital be withdrawn or the Election Period extended, page 16

4.                                       Please expand your disclosure to briefly explain the circumstances under which an extension is permitted. Include a discussion of any minimum time periods for such extensions.

Response

We respectfully advise the Staff, the circumstances where Vodafone envisages a possible extension of the Election Period would be (i) if Admission of the New Shares did not occur by 8:00 am on July 31, 2006, but Vodafone nevertheless did not lapse the Return of Capital in the expectation that Admission may occur in a reasonable period of time, but after the expected close of the Election Period on August 3, 2006, (ii) if any new material information in relation to the Return of Capital were released immediately prior to the close of the Election Period or (iii) if Vodafone was otherwise required to extend the Election Period in accordance with Rules 13e-4(f)(ii) or 14e-1(b) under the Exchange Act.

In order to address the Staff’s comment, Vodafone will amend Item 1 to the Schedule TO to include the following:

“As noted in the Circular, Vodafone may extend the Election Period under certain circumstances pursuant to UK and US laws.  Circumstances under which an extension may occur would be: (i) if Admission of the New Shares did not occur by 8:00 am on July 31, 2006, but Vodafone nevertheless does not lapse the Return of Capital in the expectation that Admission may occur in a reasonable period of time, but after the expect close of the Election Period on August 3, 2006; (ii) if any new material information in relation to the Return of Capital were released immediately prior to the close of the Election Period (in which case the Election Period will need to remain open for a period of time deemed sufficient for the dissemination of the material information to Shareholders in the United Kingdom and the United States); or (iii) if Vodafone was otherwise required to extend the Election Period in accordance with Rules 13e-4(f)(ii) or 14e-1(b) under the Exchange Act (in which case the Election Period may be required to remain open for at least 10 U.S. business days).”

Details of the Return of Capital, page 19

4.                                       Redemption, page 22

5.                                       We note your statement on the top of page 24 that Vodafone reserves the right to accept Elections received after the relevant due date. It appears to the staff that the “due date” is the date the offer closes.

Response

In response to the Staff’s comment, that language is meant to encompass both the expiration of the Election Period in the context of the B Share Alternatives, but also the return of forms in 2007 and 2008 in respect of the Future Redemptions.  As a result, the phrase “due date” may be beyond August 3, 2006. However, we respectfully advise the Staff that it should be appropriately read as a general phrase reflecting the appropriate time for the receipt of documentation either by August 3, 2006 (as part of the initial Election Period) or some period in 2007 or 2008 as a result of participation in the Future Redemptions.

United States Taxation in Relation to the Return of Capital, page 37

6.                                       We note your reference to “certain tax consequences,” concerning the tender offer. You are required to discuss material tax consequences. See Item 1004(a)(xii) of Regulation M-A. Accordingly, revise your disclosure to clarify that the ensuing discussion summarizes the material tax consequences regarding the tender offer.

Response

In response to the Staff’s comment and to clarify the discussion in Part IX of the Circular, Vodafone will include a statement under Item 4 of the Schedule TO to clarify that the tax discussion summarizes all material tax consequences.

7.                                       Please delete the Internal Revenue Service Circular 230 disclaimer. Readers are entitled to rely on your tax disclosure.

Response

In order to address the Staff’s concern, Vodafone will include the following statement under Item 4 of the Schedule TO:

“For the avoidance of doubt with respect to a reader’s ability to rely on the disclosure in Part IX of the Circular, the following language set out therein should be considered of no effect:

‘To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth herein was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state or local tax law.’”

Supplemental information

Pursuant to a request from the Staff, enclosed herewith is a written statement of Vodafone, dated July 6, 2006, acknowledging (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you or the Staff have any questions or require any additional information, please contact the undersigned directly.  Thank you for your assistance with this matter.

Yours sincerely,

/s/ Thomas B. Shropshire, Jr.

Thomas B. Shropshire, Jr.

cc:           Stephen R. Scott, Vodafone Group Public Limited Company

6 July 2006

Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

United States of America

By Facsimile and EDGAR

Dear Mr Pressman:

Schedule TO filed by Vodafone Group Public Limited Company (the “Schedule TO”)

Pursuant to a request from the staff (“Staff”) of the Office of Mergers and Acquisitions, Division of Corporate Finance, of the Securities and Exchange Commission (the “Commission”) in its comment letter dated 28 June 2006, Vodafone Group Public Limited Company, acknowledges that:

(i)                                     it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO dated 13 June 2006 (including exhibits thereto) and any amendments or supplements thereto;

(ii)                                  Staff comments or changes to the disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

(iii)                               it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Vodafone Group Public Limited Company

/s/Stephen Scott